eBay Inc. 2025 Hamilton Avenue San Jose, CA 95125

 May 20, 2021

VIA EDGAR
Mr. Robert Shapiro
Mr. Doug Jones
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:     eBay Inc.
Form 10-K for the year ended December 31, 2020
Filed February 4, 2021
Form 10-Q for the quarter ended March 31, 2021
Filed April 29, 2021
File No. 001-37713

Dear Mr. Shapiro and Mr. Jones:

Thank you for your letter dated May 6, 2021 addressed to eBay Inc. (“eBay,” the “Company” or “we”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021.

To facilitate the Staff’s review, we have keyed our responses to the headings and the numbered comments used in the Staff’s comment letter, which are reproduced in italics below and followed in each case by the Company’s response.

Form 10-K for the Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

1.Please quantify here and in your interim period reports each item cited as a variance factor so that investors may understand the magnitude and relative impact of each on your results. For example, we note several instances especially in regard to expenses, and in particular "Interest and Other, Net" for the first quarter of fiscal 2021, where this is the case. Refer to section 501.04 of the Staff’s Codification of Financial Reporting Policies for guidance.

The Company respectfully acknowledges the Staff’s comment and, in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2021, the Company will enhance its disclosures as appropriate within the “Results of Operations” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to quantify certain variance factors within the narrative discussion of the line items described in that section to the extent material to an investor understanding of changes in our results.

With respect to “Net Revenues,” “Net Transaction Revenues,” “Marketing Services and Other Revenues” and “Cost of Net Revenues,” we believe the tables and accompanying narratives, and for example, the foreign exchange quantification provide the best basis for investors to understand variances from period to period. We tend not to restate those factors in narrative explanations to avoid investor confusion. It is often not practicable for us to pinpoint the magnitude and relative impact of changes in consumer buying patterns, for example, outside of our disclosures regarding platform volume, business initiatives impacting take rate and buyer acquisition activity.

The Company’s enhanced disclosure in the areas of “Operating Expenses” and “Interest and Other, Net” will be consistent with the example presented below (please note that this disclosure is presented for the year ended December 31, 2020 and will be presented similarly for all required periods in our future filings).

Example disclosure:
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest and Other, Net

The increase in interest and other, net in 2020 compared to 2019 was primarily attributable to the change in the fair value of the Adyen warrant of $637 million, the change in fair value of our investment in Kakao Bank of $239 million, the absence of a loss recorded in 2019 for the divestiture of brands4friends of $52 million and a gain recorded of $37 million for the receipt of proceeds that were held in escrow related to a long-term investment that was sold in 2018. These increases were partially offset by lower interest income of $81 million, an impairment recorded on an investment of $40 million and foreign exchange losses of $31 million.

Net Transaction Revenues, page 37

2.In addition to your definition of the metric "take rate," please disclose what the metric represents, why it provides useful information to investors and how you use it in managing or monitoring your performance. Refer to Commission Release No. 33-10751 for guidance.

The Company respectfully acknowledges the Staff’s comment. In future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2021, the Company will add the following disclosure to describe what “take rate” represents and why investors might find it useful.

Example disclosure:
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Transaction Revenues

Key Operating Metrics

Take rate is defined as net transaction revenues divided by GMV and represents net transaction revenue as a percentage of overall volume on our platforms. We believe that take rate provides a useful measure of our ability to monetize volume through marketplace services on our platforms in a given period. We use take rate to identify key revenue drivers on our marketplace.

Liquidity and Capital Resources
Cash Flows
Continuing Operating Activities, page 44

3.Your disclosure here and in the latest Form 10-Q appears to emphasize how cash provided by operating activities was derived for each period. Pursuant to Item 303(a) and (b) of Regulation S-K, your discussion should be an analysis of material changes that impacted operating cash from period to period. Note that references to results, noncash items, and working capital items may not provide a sufficient basis to understand how operating cash actually was affected between periods. In this regard, your analysis should discuss the reasons underlying variance factors cited. Refer to section IV.B and B.1 of SEC Release No. 33-8350 for guidance, and section 501.04 of the Staff’s Codification of Financial Reporting Releases regarding quantification of variance factors cited. Please revise your disclosure as appropriate.

The Company respectfully acknowledges the Staff’s comment. In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2021, the Company will enhance its disclosures as appropriate within the “Liquidity and Capital Resources” section of MD&A to include further information about the material changes that impacted operating cash from period to period, including discussion of variance factors. The Company’s disclosure will be consistent with the example presented below (please note that this disclosure is presented for the quarter ended March 31, 2021 and will be presented similarly for all required periods in our future filings).

Example disclosure:
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash provided by continuing operating activities of $938 million in the three months ended March 31, 2021 compared to cash provided by continuing operating activities of $614 million in the three months ended March 31, 2020 was primarily attributable to an increase in net income from continuing operations of $138 million. The increase in net income from continuing operations was primarily due to an increase in revenues, as a result of higher GMV due to improved traffic and buyer acquisition as noted in our comments on “Net Transaction Revenues” during the pandemic. The remaining changes in continuing operating cash flows are attributable to changes in non-cash items and working capital movements. Net income from discontinued operations, net of income taxes in the three months ended March 31, 2020 was primarily related to the gain on the sale of the StubHub business. Our operating cash flows arise primarily from cash received from our customers on our platforms offset by cash payments for sales and marketing, employee compensation and payment processing expenses.

Form 10-Q for the Fiscal Quarter Ended March 31, 2021

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Net Revenues
Net Transactions Revenues, page 33

4.You attribute the increase in net transaction revenue in the first quarter of 2021 primarily due to an increase in GMV and take rate. Please tell us and disclose the key drivers and underlying factors that caused this increase. Your earnings release for this quarter mentions the impact of your revenue initiatives to scale management of global payments which resulted in over 52% of global on-platform volume processed through managed payments, increases in global sellers, and over 80% of the payments migration completed in the U.S. that appear would be meaningful disclosure here. In particular, explain to us and disclose as appropriate how the migration to managed payments on a global basis correlated to the significant positive GMV growth and net transaction revenue growth. Refer to Items 303(c) and (b)(2)(i) through (iii) as appropriate, of Regulation S-K.

In the discussion of net transaction revenues for the nine months ended September 30, 2020 included in its Quarterly Report on Form 10-Q for that period, the Company highlighted the initial expansion of managed payments and promoted listings as significant drivers of higher take rate causing a more pronounced divergence between revenue from GMV growth rates. The Company respectfully advises the Staff that scaling the global payments platform does not directly impact GMV growth. GMV is inclusive of the total value of all successfully closed transactions between users on our platforms, regardless of the payment platform. Therefore, we have not disclosed the migration of managed payments as a key driver or underlying factor in the growth of GMV. The migration to managed payments on a global basis does however drive net transaction revenue growth as discussed in the proposed enhanced disclosure below. The Company expects net transaction revenue growth as the migration to managed payments continues to scale in 2021. We will disclose the impact of the migration to managed payments to the extent it remains appropriate in future filings.

In future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2021, the Company will enhance its disclosures as appropriate within the “Results of Operations” section of MD&A to disclose, among other things, the correlation of the migration to managed payments to net transaction revenue growth. The Company’s disclosure will be consistent with the example presented below (please note that this disclosure is presented for the quarter ended March 31, 2021 and will be presented similarly for all required periods in our future filings).

Example disclosure:
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Transaction Revenues

Net transaction revenues increased $832 million during the three months ended March 31, 2021 compared to the same period in 2020. This growth corresponded with the increase in GMV and take rate during the same period. Net transaction revenues increased at a faster rate than GMV primarily due to the migration of managed payments on a global basis as well as the continued growth of promoted listings. GMV growth was driven by improved traffic and buyer acquisition largely due to global restrictions implemented to contain the spread of COVID-19 which resulted in consumers engaging in more online shopping during the pandemic.

Transaction take rate was higher during the three months ended March 31, 2021 compared to the same period in 2020, as a result of revenue initiatives to scale management of global payments which resulted in over 52% share of global on-platform volume processed through managed payments. Through March 31, 2021, over 80% of the managed payments migration in the U.S was completed. The increase in take rate was partially offset by category mix and hedging activities.

* * *

In the instances indicated above, we believe that revisions in response to the Staff’s comments will enhance our disclosure. However, we believe that the filings in question substantially comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-376-3214). In addition, you are welcome to contact Scott Lesmes of Morrison & Foerster LLP at (202-887-1585).

eBay Inc.
Principal Accounting Officer:

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer